02018567

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-45445

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Symmetric Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Wayzata Blvd Crescent Ridge #792
(No. and Street)

Minnetonka, MN 55305
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David J Thompson 952-541-1104
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fadgen & Fadgen, PA
(Name — *if individual, state last, first, middle name*)

4930 West 77th Street #190 Edina, MN 55435
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symmetric Investments, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

DERSON
Public
ota
es Jan. 31, 20

Signature

CEO, CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
CONSOLIDATED FINANCIAL REPORT
December 31, 2001 and 2000

TABLE OF CONTENTS

FADGEN
& FADGEN, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

4930 WEST 77TH STREET
SUITE 190
EDINA, MINNESOTA 55435
(952) 820-4942 • FAX (763) 428-3523

INDEPENDENT AUDITORS' REPORT

Board of Directors
Symmetric Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Symmetric Investments, Inc. and Subsidiary (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symmetric Investments, Inc. and Subsidiary as of December 31, 2001 and 2000, the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has suffered recurring losses from operations, sold a major portion of its operations and has a net capital deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic

financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2002

Fadgen; Fadgen, PA

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash	$ 13,260	$ 20,856
Accounts receivable, less allowance for doubtful accounts of $ 0	2,819	86,654
Receivable-Related Party(Note 12)	27,273	0
Deferred tax asset (Note 10)	0	11,650
Deposit on office space	5,941	5,941
TOTAL CURRENT ASSETS	$ 49,293	$ 125,101
PROPERTY AND EQUIPMENT (Notes 1,3)		
Computer equipment	$ 65,440	$ 64,206
Office furniture, equipment	9,950	13,143
	75,390	77,349
less accumulated depreciation	(68,944)	(64,117)
TOTAL PROPERTY AND EQUIPMENT	$ 6,446	$ 13,232
OTHER ASSETS		
Intangibles (Note 1)		
Computer software	$ 17,633	$ 17,633
Organization costs	730	1,418
	18,363	19,051
less accumulated amortization	(18,363)	(16,002)
Intangibles, net	0	3,049
Deferred tax asset (Note 10)	39,100	25,450
less Valuation allowance	(39,100)	0
Deferred tax asset, net	0	25,450
TOTAL OTHER ASSETS	$ -	$ 28,499
TOTAL ASSETS	$ 55,739	$ 166,832

The accompanying notes are an integral part of the consolidated financial statements.

	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 11,951	$ 12,181
Accrued expenses (Note 4)	4,920	20,717
Notes payable (Note 9)	3,755	4,902
Notes subordinated to claims of general creditors (Note 5)	0	18,000
TOTAL CURRENT LIABILITIES	$ 20,626	$ 55,800
LONG TERM DEBT		
Notes payable (Note 9)	$ -	$ 3,755
Notes subordinated to claims of general creditors (Note 5)	83,000	65,000
TOTAL LONG TERM DEBT	$ 83,000	$ 68,755
TOTAL LIABILITIES	$ 103,626	$ 124,555
STOCKHOLDERS' EQUITY		
Preferred stock, par value $.01 per share, authorized 1,000,000 shares, 400 shares issued ,outstanding (Note 7)	$ 4	$ 4
Common stock, par value $.01 per share, authorized 1,200,000 shares, issued 48,048 shares	20	20
Additional paid-in capital	198,102	198,102
Treasury stock	(40,000)	
Retained deficit	(206,013)	(155,849)
TOTAL STOCKHOLDERS' EQUITY	$ (47,887)	$ 42,277
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 55,739	$ 166,832

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Consolidated Statements of Income
Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commissions	$ 168,448	$ 327,687
Investment advisory	183,185	380,334
Other revenues	22,761	78,321
Total Revenues	374,394	786,342
OPERATING EXPENSES		
Salaries	$ 315,991	$ 474,295
Payroll Taxes	26,630	33,097
Rent	88,966	82,974
Depreciation	8,020	10,047
Amortization	2,698	4,229
Advertising and promotion	33,001	12,115
Professional fees, licensing	30,312	38,281
Office supplies, postage	28,454	36,393
Telephone	11,498	11,428
Other operating expenses	36,112	49,121
Insurance	3,389	13,641
Payments to Related Party(Note 12)	7,945	-
Total Operating Expenses	593,016	765,621
Income From Operations	$ (218,622)	$ 20,721
OTHER INCOME (EXPENSE)		
Interest income	8	32
Interest expense	(16,890)	(11,084)
Gain on Sale of Subsidiary (Note 12)	225,765	-
Net Income (Loss) Before Income Taxes	$ (9,739)	$ 9,669
Income tax expense (Note 10)	(37,100)	(2,400)
Net Income (Loss)	$ (46,839)	$ 7,269

The accompanying notes are an integral part of these consolidated financial statements.

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Consolidated Statement of Stockholders' Equity
December 31, 2001 and 2000

	Preferred Stock			Common Stock		
	Shares		Amount	Shares		Amount
Balance, December 31, 1999	400	$	4	48,048	$	20
Paid preferred stock dividends						
Net loss						
Balance, December 31, 2000	400	$	4	48,048	$	20
Purchased Treasury Stock	(400)					
Paid preferred stock dividends						
Net Income						
Balance, December 31, 2001	0	$	4	48,048	$	20

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock Shares	Amount	Additional Paid-In Capital	Retained Deficit	Total
0	$ -	$ 198,102	$ (159,318)	$ 38,808
			(3,800)	(3,800)
			7,269	7,269
0	$ -	$ 198,102	$ (155,849)	$ 42,277
400	(40,000)			(40,000)
			(3,325)	(3,325)
			(46,839)	(46,839)
400	$ (40,000)	$ 198,102	$ (206,013)	$ (47,887)

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY

Consolidated Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Years Ended December 31, 2001 and 2000

Subordinated liabilities at December 31, 1999 (Note 5)	$ 83,000
Increases:	0
Decreases:	0
Subordinated liabilities at December 31, 2000 (Note 5)	$ 83,000
Increases: Issuance of Note	10,000
Decreases: Payoff of Note	(10,000)
Subordinated liabilities at December 31, 2001 (Note 5)	$ 83,000

The accompanying notes are an integral part of these consolidated financial statements.

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ (46,839)	$ 7,269
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	8,020	10,047
Amortization	2,698	4,229
Deferred tax	37,100	2,100
Gain on sale of subsidiary	(225,765)	0
(Increase) Decrease in:		
Receivable-Related Party	(27,273)	0
Accounts receivable	83,835	(33,236)
Accounts receivable of subsidiary	(43,728)	0
Increase (Decrease) in:		
Accounts payable	(230)	12,181
Accounts payable of subsidiary	22,440	0
Accrued expenses	(15,797)	15,772
NET CASH PROVIDED(USED) BY OPERATING ACTIVITIES	$ (205,539)	$ 18,362
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computer equipment	(1,234)	0
Purchase of equipment in subsidiary	(2,506)	0
Proceeds from sale of subsidiary	140,000	0
Cash balance-sale of subsidiary	(3,271)	0
Net organization costs-sale of subsidiary	620	(688)
Retained earnings-sale of subsidiary	(9,017)	0
NET CASH USED BY INVESTING ACTIVITIES	$ 124,592	$ (688)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from subordinated note	10,000	0
Proceeds from bank loan-subsidiary	130,000	0
Debt reduction:		
Payments on subordinated note	(10,000)	0
Equipment debt reduction	(4,902)	(4,144)
Payment on bank loan-subsidiary	(8,422)	0
Paid preferred stock dividends	(3,325)	(3,800)
Purchased Treasury stock	(40,000)	0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$ 73,351	$ (7,944)
NET INCREASE (DECREASE) IN CASH	(7,596)	9,730
CASH AT BEGINNING OF YEAR	20,856	11,126
CASH AT END OF YEAR	$ 13,260	$ 20,856

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of business

Symmetric Investments, Inc. ("the Company"), a licensed Broker/Dealer through the NASD (National Association of Securities Dealers), provides an array of investment products and financial advice to individuals, companies and a few pension funds. The Company processes the majority of the securities transactions through Dain Rauscher clearing house, but also deals directly with many mutual funds and insurance companies. The Company is licensed in many states, with the majority of its customer base located throughout Minnesota.

On April 19, 2000, the Company formed a subsidiary company, Symmetric Advisors, Inc, (SAI) and was its sole shareholder. SAI is a Registered Investment Advisory firm. From April 2000 through March 2001, the Company's investment advisory contracts were gradually transferred over to Symmetric Advisors, Inc. The Company sold SAI on September 27, 2001.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SAI, up through the date of sale. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure or contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the modified accelerated cost recovery system for financial reporting purposes and income tax purposes based on the following useful lives:

Computer equipment	5 years
Office furniture and equipment	7 years

Other Assets – Intangibles

Intangible assets are amortized using the straight line method over their estimated useful lives. Organization costs have a five year life, and computer software has a 3 or 5 year life.

NOTE 1 NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Effective January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. The statement generally allows the recognition of deferred tax assets related to the anticipated benefit of net operating loss carryforwards, subject to certain valuation allowance adjustments.

In accordance with SFAS 109, the Company has recorded deferred tax assets to reflect the future tax benefits of financial operating loss carryforwards.

A valuation allowance is required by SFAS 109 if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The need for the valuation allowance is evaluated periodically by management.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturity of three months or less to be cash equivalents.

NOTE 2 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Interest Paid: Cash paid for interest was $ 16,890 in 2001 and $ 11,084 in 2000.

Taxes Paid: Cash paid for State of Minnesota minimum franchise tax was $ 300 in 2001 and $ 300 in 2000.

NOTE 3 PROPERTY AND EQUIPMENT

During 2001, office equipment was sold to the wholly owned subsidiary, SAI, for $2,800. Its original cost basis was $ 3,193 and it had been fully depreciated.

NOTE 4 ACCRUED EXPENSES

Accrued expenses consisted of the following as of December 31, 2001 and 2000:

	2001	2000
Payroll and Payroll Taxes	$ 745	$ 18,200
Interest	4,175	2,217
State Franchise Tax	-	300
TOTAL	$ 4,920	$ 20,717

NOTE 5 NOTES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The subordinated notes as of December 31, 2001 and 2000 consisted of five notes bearing interest of 10% or 12% payable semi-annually. The notes were issued for five year terms and as of December 31, 2001, will mature in the years ended:

Year Ended	Amounts Due
2003	$ 65,000
2006	18,000
Total	$ 83,000

On January 1, 2001, a $10,000 note with a maturity date of January 1, 2001 was paid off, and reissued at the same interest rate of 10%. The new maturity date is January 1, 2006.

The interest expense for these obligations was approximately $ 8,600 and $ 9,100 in 2001 and 2000, respectively.

The subordinated borrowings are covered by agreements approved by the NASD, and are, thus, available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6 STOCK WARRANTS

The Company, with the consent of the Board of Directors, authorized the issuance of one million stock warrants for the purchase of Class B non-voting stock. The warrants have an exercise price of $1 per share, and can be exercised on or after March 1, 1998. The warrants expire on March 1, 2008.

At the Board's discretion, the Company can call the Class B stock anytime on or after the exercise of the warrants. The call price increases 15% on each anniversary date over the previous call price. As of December 31, 2001 and 2000, 150,000 warrants had been issued but none had been exercised.

NOTE 7 PREFERRED STOCK CLASS A AND TREASURY STOCK

The Company, with the consent of the Board of Directors, authorized the issuance of one million shares of preferred stock, Class A, par value $ .01. Dividends on the preferred stock are payable quarterly from March 15, 1995, starting at an annualized rate of $ 7.50 per share for the first year, and then increasing at a .5% rate per year until reaching a maximum annual rate of $ 9.50 per share. This issue of preferred stock is callable, for $ 100 per share, on each day the dividend is paid, at the discretion of the Board. In October 2001, the shares were called for a total cost of $40,000. As of December 31, 2001 the 400 shares were held in Treasury.

NOTE 8 STOCK OPTION PLAN

In March 1998, the Company's Board of Directors approved the implementation of a stock option plan. The options are granted to producers at the annual compliance meeting based upon their production levels from the preceding calendar year. One option is granted for the first $ 50,000 of the producer's production in a calendar year, with additional options granted for each additional $ 25,000 increment of production. Options are granted to office and clerical staff based on company wide production levels. When the company's total production level reaches one million dollars, the office manager is granted two options and the office assistants are granted one option. Additional options are granted for each incremental $ 500,000 of total company production.

Each option grants the holder the right to purchase 100 shares of common stock at $ 10 a share. The options become exercisable 5 years from grant date, and expire 10 years from grant date. The options are non-transferable and can only be exercised if the producer or staff person is an employee of the Company at the time of exercise.

A total of 10,000 options have been authorized for this program. Options granted are as follows:

Production level for year :	# Options granted/(forfeited)	in March of year:
1997	13	1998
1998	21	1999
3 employees terminated during 1999	(12)	
1999	14	2000
2000	15	2001
Options outstanding December 31, 2001	51	

Six additional options will be granted in March 2002 based on 2001 production levels.

The Company applies APB Opinion 25 and the related interpretations in accounting for its options. Accordingly, compensation costs are recognized as the difference between the market price of the Company's stock at the date the option is granted and the exercise price of each option. No compensation costs were charged to income in 2001 or 2000.

NOTE 9 LEASES

Non- Cancelable operating leases

The Company leases office space under a non-cancelable lease, classified as an operating lease. The lease has a six year term, beginning June 1, 1999 and expiring May 31, 2005. The monthly rent consists of a base rent plus additional rent for operating costs which can fluctuate from year to year.

NOTE 9 LEASES (Continued)

Non- Cancelable operating leases (continued)

The future minimum rental payments presented below include the base rent and the operating costs in effect beginning January 1, 2002:

Due in Year	
2002	$ 89,020
2003	89,020
2004	89,020
2005	37,092
Total	$ 304,152

Rental expense under the non-cancelable operating lease was approximately $ 88,000 and $ 83,000 in 2001 and 2000, respectively.

Capital Lease

The Company leases certain office equipment under a capital lease and capitalized the equipment in the amount of $ 15,762. As of December 31, 2001, the future minimum lease payments under the capital lease are as follows:

Year Ended December 31, 2002	$ 3,996
Less: amount representing interest at 16.875%	(241)
Present value of minimum lease payments at December 31, 2001	3,755
Less: current maturities	(3,755)
Long Term capital lease obligations	$ 0

Depreciation expense on the capitalized equipment was $ 4,503 in both 2001 and 2000, and accumulated depreciation was $ 12,759 and $ 8,256 as of December 31, 2001 and 2000, respectively.

NOTE 10 INCOME TAXES

For 2001 and 2000, the Company filed consolidated Federal and Minnesota tax returns with its wholly owned subsidiary, SAI. The 2001 consolidated tax returns include revenue and expense items of the subsidiary up to and including September 27, 2001, the date it was sold (See Note 1)

NOTE 10 INCOME TAXES (Continued)

Income tax benefits (expenses) for the years ended December 31, 2001 and 2000 consist of the following:

	2001	2000
Current tax benefit (expense)		
Federal	$ 1,200	$ (1,570)
State	800	(1,470)
Total current tax benefit (expense)	$ 2,000	(3,040)
Deferred tax benefit		
Federal	$ -	$ 640
State	-	0
Total deferred tax benefit	-	640
Change in valuation allowance	(39,100)	0
Total income tax benefit (expense)	$ (37,100)	$ (2,400)

The Company has significant net operating loss carryforwards, as described below. In prior years management had fully intended to continue operations and utilize those loss carryforwards. As such, the Company had determined its valuation allowance to be $ 0 as of December 31, 2000. However, due to the transfer of a major portion of the Company's business to its subsidiary, the subsequent sale of the subsidiary (see Note 1) and the substantial doubt about the Company's ability to continue as a going concern, it does not appear that the deferred tax assets will be utilized. Based on available evidence, management concluded that a valuation allowance of $ 39,100 was necessary at December 31, 2001.

The net deferred tax assets in the accompanying balance sheets are made up of the following:

	2001		2000	
	Current	Long Term	Current	Long Term
Federal	$ -	$ 23,700	$ 6,750	$ 15,850
State	-	15,400	4,900	9,600
	$ -	$ 39,100	$ 11,650	$ 25,450

The net deferred tax assets arose from net operating loss carryforwards. The unused net operating losses available for carryforward to offset future taxable income and tax liabilities will expire as follows:

NOTE 10 INCOME TAXES (Continued)

Year loss arose	Net operating loss amount:	Carryforward expires in:
1992	$ (32,852)	2007
1993	(86,316)	2008
1994	(20,891)	2009
1996	(1,035)	2011
1997	(8,472)	2012
2001	(7,805)	2021
Total	$ (157,371)	

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, respectively, the Company had net capital of $ 22,726 and $ 65,955, which was in excess of its minimum required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .83 to 1 for 2001 and .56 to 1 for 2000.

NOTE 12 RELATED PARTY TRANSACTIONS

Sale of Subsidiary, SAI, to Island Investment Services

On September 27, 2001, the Company sold its wholly owned subsidiary, SAI, to Island Investment Services (IIS) a foreign corporation, for $ 140,000. Island Investment Services is wholly owned by two foreign trusts, the beneficiaries of which are two of the current shareholders of the Company. The resulting gain on sale of $ 225,765 represents the sale price, increased by the losses generated by SAI during the nine month period it was owned by the Company, less the Company's original $ 1,000 investment in the stock.

Accounts Receivable

As of December 31, 2001, the Company recorded a receivable of $ 27,273 from SAI for management fees, ticket charges and employee business expenses.

Management Fees and Expense Reimbursements

After the sale of the subsidiary SAI in September 2001, the Company collected management fees and expense reimbursements from SAI to cover personnel, office, and other operating costs and expenses advanced on SAI's behalf. The net amount received by the Company for these items was approximately $ 19,000.

NOTE 12 RELATED PARTY TRANSACTIONS (Continued)

Subordinated Notes

The two noteholders of the $ 83,000 notes subordinated to claims of general creditors (see Note 6) each own one share of stock.

NOTE 13 GOING CONCERN

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As shown in the accompanying financial statements, the Company has had a history of net operating losses and as of December 31, 2001, the Company's total liabilities exceeded its total assets by $ 47,887. As mentioned in Note 1, the Company transferred its Investment Advisory contracts to its subsidiary, which it then sold. This sale was necessary due to deteriorating market conditions in both 2000 and 2001. The proceeds of the sale were partially used to fund the operations of the broker/dealer to prevent a net capital violation with the NASD. Management is also contemplating the sale of some remaining broker-dealer accounts within the Company to a third party. With the major source of revenue gone, there is substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Schedule I

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total stockholders' equity	$ (47,887)	$ 42,277
Deduct stockholders' equity not allowable for net capital:	0	0
Total stockholders' equity qualified for net capital	(47,887)	42,277
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	83,000	83,000
Total capital and allowable subordinated liabilities	35,113	125,277
Deductions and/or charges:		
Furniture and equipment	6,446	16,281
Deferred tax assets	0	37,100
Deposits	5,941	5,941
	12,387	59,322
Net capital before haircuts on securities	22,726	65,955
Haircuts on securities	0	0
NET CAPITAL	$ 22,726	$ 65,955
AGGREGATE INDEBTEDNESS		
Items included in balance sheet:		
Accrued expenses	$ 16,871	$ 32,899
Note payable	1,878	4,328
TOTAL AGGREGATE INDEBTEDNESS	$ 18,749	$ 37,227

Schedule I (Continued)

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2001 and 2000

	2001	2000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
EXCESS NET CAPITAL	$ 17,726	$ 60,955
Excess net capital at 1000%	$ 20,851	$ 62,232
Ratio: Aggregate indebtedness to net capital	0.83 to 1	0.56 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

December 31, 2001
One immaterial difference exists between this schedule and the Company's computation as filed with FOCUS Report Part II A for December 31, 2001.
Final audit adjustments relating to the sale of the Company's subsidiary resulted in a decrease in the aggregate indebedness originally reported by the Company and an increase in the net capital before haircuts reported by the Company.
As a result, the Ratio of aggregate indebtedness to net capital originally reported as .91 to 1 was overstated by .08 to 1.

December 31, 2000
No material differences exist between this schedule and the Company's computation as filed with FOCUS Report Part II A for December 31, 2000.

The accompanying notes are an integral part of these consolidated financial statements.

Schedule II

SYMMETRIC INVESTMENTS, INC., AND SUBSIDIARY

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2001 and 2000

The Company was in compliance with the exemptive provisions of Rule 15c3-3.

FADGEN
& FADGEN, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

4930 WEST 77TH STREET
SUITE 190
EDINA, MINNESOTA 55435
(952) 820-4942 • FAX (763) 428-3523

**Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5**

Board of Directors
Symmetric Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Symmetric Investments, Inc. and Subsidiary (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons.
(2) Recordation of differences required by Rule 17a-13.
(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2002

Sadzen & Sadzen, PA